FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 04, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

9 MONTHS 2002 FINANCIAL RESULTS

Sales and Gross Margin Growth Maintained

Moscow, Russia — December 4, 2002 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the nine months ended September 30, 2002.

During the first 9 months of 2002, Wimm-Bill-Dann’s sales increased by 20.3% compared to the same period of last year. Gross margins grew by 3.2% compared to the first nine months of 2001, which has been made possible by the lower cost of raw milk and economies of scale. At the same time, there has been an anticipated growth in sales and distribution expenses. Strong growth was demonstrated on the operating income level, at 8.7% year-on-year, and net income grew by 2.6% compared to the first nine months of 2001. EBITDA also demonstrated a positive trend, going up by 11.1%.

Sergei Plastinin, CEO of Wimm-Bill-Dann Foods OJSC, said: “We have been actively pursuing growth, and plan to keep expanding in the future. At the same time, we intend to contain various cost elements by being more creative on the advertising front, further improving our approach to supply chain management, enhancing our IT infrastructure and closely monitoring our costs on an ongoing basis.”

Key Operating and Financial Indicators of 9m 2002

	9m ‘02	9m ‘01	Change
Sales volumes, thousand tons	1029.8	862.5	19.4%

	US$ ‘mln	US$ ‘mln

Sales	592.4	492.5	20.3%
Gross profit	182.2	136.0	33.9%
Gross margin,%	30.8%	27.6%	3.2%
Selling and distribution expenses	(74.6)	(40.5)	84.0%
General and administrative expenses	(45.1)	(38.4)	17.4%
Operating income	58.4	53.7	8.7%
Financial income and expenses, net	(9.2)	(6.2)	49.0%
Net income	32.5	31.6	2.6%
EBITDA	72.4	65.2	11.1%

CAPEX including acquisitions	100.1	36.8	172%

For the 9m 2002, Wimm-Bill-Dann sales amounted to US$592.4 million compared to

US$492.5 million in the 9m 2001.

Sales in Wimm-Bill-Dann’s Dairy Segment grew by 14.0% from US$356.8 million in 9m 2001 to US$406.6 million in 9m 2002, which is primarily due to an enhanced regional presence and natural growth of the segment mostly through volume growth.

Sales in Wimm-Bill-Dann’s Juice Segment increased 36.9% from US$135.7 million in the 9m 2001 to US$185.7 million in the 9m 2002, primarily as a result of sales volume increase.

The overall gross margins showed an increase of 3.2% primarily due to the lower cost of raw milk. Other factors, such as better terms with suppliers and economies of scale, also contributed to this positive tendency.

Selling and distribution expenses increased year-on-year in 9m 2002 due to higher transportation and warehousing costs, advertising and marketing expenses and personnel expenses.

Establishing a proprietary distribution network as a result of regional expansion, accompanied by the increase in transportation tariffs, played a significant role in the overall cost increase. Furthermore, new warehousing facilities were leased to satisfy growth in volumes. Personnel costs grew both from overall wage increases in Russia and increased number of employees caused by regional expansion.

In response to a more competitive advertising environment, we deliberately increased our advertising and marketing budget as a percentage of sales, in an effort to increase our brand awareness and improve our positioning. Soaring TV advertising rates, which, according to the market statistics, rose approximately 50% year-on-year, also contributed to the growth of this expense category.

General and administrative expenses, including personnel and professional services, increased compared to the same period of last year by 17.4%, primarily as a result of higher requirements imposed upon us as a public company.

EBITDA demonstrated a positive trend of 11.1% increase as compared to the first 9 months of 2001. EBITDA margin was 12.2%.

The company’s management will discuss its nine months 2002 results in a conference call on December 4, 2002 at 5 pm Moscow time (9 am EDT in New York). Please refer to the attached list for details of the call.

- ends -

For further enquiries contact:

Wimm-Bill-Dann
Kira Kiryuhina,
Public Relations Department	Tel: +7 095 733 9726
Email: kira@wbd.ru

Shared Value Ltd
Edward Baumgartner	Tel: +44 207 321 5037
Mobile: +44 781 579 6506
Email: ebaumgartner@sharedvalue.net

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

AND SEPTEMBER 30, 2002 (UNAUDITED)

(Amounts in thousands of U.S. dollars)

	Nine months ended September 30, 2001	Nine months ended September 30, 2002
		(unaudited)

SALES	$492,485	$592,363

COST OF SALES	(356,446)	(410,185)

Gross profit	136,039	182,178

SELLING AND DISTRIBUTION EXPENSES	(40,543)	(74,583)
GENERAL AND ADMINISTRATIVE EXPENSES	(38,425)	(45,098)
OTHER OPERATING EXPENSES	(3,408)	(4,146)

Operating income	53,663	58,351

FINANCIAL INCOME AND EXPENSES, NET	(6,204)	(9,242)

Income before provision for income taxes and minority interest	47,459	49,109

PROVISION FOR INCOME TAXES	(11,934)	(13,832)

MINORITY INTEREST	(4,004)	(2,816)

INCOME FROM CONTINUING OPERATIONS	31,521	32,461

Income from discontinued operations	103	—

NET INCOME	$31,624	32,461

EBITDA	$65,221	72,428

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND SEPTEMBER 30, 2002 (UNAUDITED)

(Amounts in thousands of U.S. dollars)

	December 31, 2001	September 30, 2002
		(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$6,919	$56,153
Trade receivables, net	25,271	41,731
Inventory, net	89,501	82,933
Taxes receivable	34,917	51,284
Advances paid	13,069	24,633
Net investment in direct financing leases	1,172	1,295
Defferred tax asset	2,060	730
Other current assets	6,886	5,476
Total current assets	179,795	264,235

PROPERTY, PLANT AND EQUIPMENT, net	154,548	226,634

INTANGIBLE ASSETS	461	1,675

GOODWILL, net	11,179	19,529

NET INVESTMENT IN DIRECT FINANCING LEASES — long-term portion	4,076	4,095

INVESTMENTS	2,319	3,487

OTHER ASSETS	339	9,271

Total long-term assets	172,922	264,691

Total assets	$352,717	$528,926

CURRENT LIABILITIES:
Trade accounts payable	$53,938	$57,553
Advances received	2,088	4,908
Short-term loans	91,928	55,582
Long-term loans, current portion	8,099	1,708
Bonds payable	16,832	16,221
Taxes payable	14,279	13,803
Accrued liabilities	9,098	9,649
Government grants — current portion	2,545	2,033
Obligation under capital leases	95	—
Other payables	5,002	6,547
Total current liabilities	203,904	168,004

LONG-TERM LIABILITIES:
Long-term loans	5,163	4,426
Other long-term payables	17,986	39,950
Government grants — long-term portion	13,348	9,215
Deferred taxes	3,929	6,269
Total long-term liabilities	40,426	59,860

Total liabilities	244,330	227,864

MINORITY INTEREST	23,376	21,091

SHAREHOLDERS’ EQUITY:
Common stock	24,063	29,908
Share premium account	7,850	164,503
Retained earnings	53,098	85,560
Total shareholders’ equity	85,011	279,971
Total liabilities and shareholders’ equity	$352,717	$528,926

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

AND SEPTEMBER 30, 2002 (UNAUDITED)

(Amounts in thousands of U.S. dollars)

	Nine months ended September 30, 2001	Nine months ended September 30, 2002
		(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations	$31,521	$32,461
Adjustments to reconcile income to net cash provided by operating activities:
Minority interest	4,004	2,816
Depreciation and amortization	9,899	12,730
Other adjustments	3,197	4,075
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(25,457)	6,859
Increase in trade accounts receivable	(5,890)	(15,481)
Increase in advances paid	(11,990)	(11,079)
Increase in taxes receivable	(4,121)	(16,339)
(Increase) decrease in other current assets	(1,927)	1,594
Increase (decrease) in trade accounts payable	5,645	(2,529)
Increase in advances received	1,120	2,601
Increase (decrease) in taxes payable	2,459	(640)
Increase (decrease) in accrued liabilities	947	40
Increase in other current payables	1,381	1,264
Decrease in other long-term payables	(917)	—
Net cash provided by operating activities associated with continuing operations	9,871	18,372

Net cash used in operating activities associated with discontinued operations	(12,468)	—

Total net cash provided by (used in) operating activities	$(2,597)	$18,372

	Nine months ended September 30, 2001	Nine months ended September 30, 2002
		(unaudited)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions of subsidiaries	$(8,855)	$(26,610)
Purchase of property, plant and equipment	(22,341)	(48,110)
Cash paid for net investments in direct financing leases	(855)	(1,493)
Cash paid for acquisitions of investments	—	(485)
Proceeds from disposal of investments	137	—
Cash paid for other long-term assets	(351)	(8,933)
Net cash used in investing activities associated with continuing operations	(32,265)	(85,631)

Net cash used in investing activities associated with discontinued operations	(352)	—

Total cash used in investing activities	(32,617)	(85,631)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of capital stock, net of direct expenses	—	162,498
Government grants received	279	—
Repayment of obligations under capital leases	(423)	(95)
Increase (decrease) in short-term loans	23,240	(37,690)
Proceeds from long-term loans	3,886	2,453
Repayment of long-term payables	—	(1,109)
Proceeds from notes payable	—	609
Repayment of long-term debt	(2,057)	(9,581)
Net cash provided by financing activities associated with continuing operations	24,925	117,085

Net cash used in financing activities associated with discontinued operations	(4,454)	—

Total cash provided by financing activities	20,471	117,085

Total cash provided by operating, investing and financing activities associated with continuing operations	2,531	49,826
Impact of exchange rate differences on cash and cash equivalents associated with continuing operations	(165)	(592)
Net increase in cash and cash equivalents associated with continuing operations:	$2,366	$49,234

Total cash used in operating, investing and financing activities associated with discontinued operations	$(17,274)	$—
Impact of exchange rate differences on cash and cash equivalents associated with discontinued operations	(212)	—
Net decrease in cash and cash equivalents associated with discontinued operations:	(17,486)	—

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS:	(15,120)	49,234

CASH AND CASH EQUIVALENTS, at beginning of period	22,987	6,919
CASH AND CASH EQUIVALENTS, at end of period	$7,867	$56,153

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 09.00 New York time / 14.00 London time / 17.00 Moscow time, on Wednesday, December 4, 2002.  The UK dial-in number is: +44 20 8240 8242 and US dial-in number is +1 303 713 7929; participants should quote ‘Wimm-Bill-Dann’.  Please dial in 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for one week, commencing one hour after the live call has finished, on +44 20 8288 4459 (UK) and, +1 703 736 7336.  Access code for both calls:  709712.

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 21 manufacturing facilities in 17 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

In Moscow alone, there are over 2,000 shops working directly with Wimm-Bill-Dann, offering its wide range of products to consumers. The company also supplies its products to Russia’s Presidential Administration, Federation Council, embassies and banks, airlines and schools, to name but a few.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 16,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann also enjoys high brand recognition in Russia. It was awarded Gold for Chudo Yogurts and Bronze for Bio Max in the “Dairy Products” category, as well as Gold for J-7 juices in the “Non-alcoholic Beverages” category during the Brand of the Year/EFFIE-2002 award in November 2002.

“Chudo” brand was also awarded Grand Prix in the “Reputation and Trust” nomination for having conquered long-lasting trust and loyalty of the Russian customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: /s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:       December 04, 2002